

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 28, 2009

Mr. Thomas W. Stoelk
Vice President and Chief Financial Officer
Superior Well Services, Inc.
1380 Rte. 286 East, Suite #121
Indiana, PA 15701

      Re: Superior Well Services, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 13, 2009
             Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
             Filed September 21, 2009
             Form 10-Q for the Fiscal Quarter Ended June 30, 2009
             Filed August 10, 2009
             Response Letter Dated September 21, 2009
             File No. 000-51435

Dear Mr. Stoelk:

      We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

                         Sincerely,

                         H. Roger Schwall
                         Assistant Director